EXHIBIT 4.8

RESTRICTED STOCK PURCHASE AGREEMENT

This Restricted Stock Purchase Agreement (this “Agreement”) is entered into as of December 31, 2012 by and between CytRx Corporation, a Delaware corporation (the “Company”), and Daniel Levitt, M.D., Ph.D. (“Levitt”), with reference to the following facts:

RECITALS

A.           The Company proposes to grant to Levitt under the Company’s 2008 Stock Incentive Plan (the “Plan”) 100,000 restricted shares (the “Restricted Shares”) of common stock, par value $0.001 per share, of the Company (“Common Stock”) on the terms and provisions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the Company and Levitt hereby agree as follows:

1. Grant of Restricted Shares.  Concurrently with the execution and delivery of this Agreement, the Company shall grant and issue to Levitt 100,000 Restricted Shares against Levitt’s payment and delivery to the Company of $100, representing the par value of the Restricted Shares.

2. Vesting of the Restricted Shares.

(a) Vesting Schedule.  The Restricted Shares that shall have vested in accordance with the terms of this Agreement are referred to as “Vested Shares,” and the Restricted Shares that shall not have vested are referred to as “Unvested Shares.”  All of the Restricted Shares shall be Unvested Shares as of the date of issuance hereunder.  The Unvested Shares shall vest in accordance with the following schedule:

(i) 50,000 of the Restricted Shares shall vest on June 30, 2013, but only if Levitt remains in the continuous employ of the Company through that date; and

(ii) The remaining 50,000 of the Restricted Shares shall vest in six installments of 8,333 shares each (8,335 shares in the case of the sixth and final installment) on the last day of each month commencing July 2013 and ending December 2013, but only if Levitt remains in the continuous employ of the Company through each such date.

(b) Accelerated Vesting Upon a Change in Control.  Notwithstanding paragraph (a) above, in the event of a “Change in Control” all Unvested Shares shall immediately and automatically vest and become Vested Shares on the day that is one day prior to the completion of the Change in Control.  For purposes of this Section 2(b), a “Change in Control” shall have the meaning ascribed to such term in the Company’s 2000 Long-Term Incentive Plan and shall also have the meaning ascribed to the term “Corporate Transaction” in the Company’s 2008 Stock Incentive Plan, as each such Plan may be amended from time to time.

(c) Accelerated Vesting upon Death or Termination due to Disability or by the Company without Cause.  Notwithstanding paragraph (a) above, any Unvested Shares shall vest in full as of the date of Levitt’s termination of employment on or after January 1, 2013 due to Levitt’s death or by the Company without Cause or on account of Levitt’s Disability (as such terms are defined in Sections 6.2 and 6.3 of the Employment Agreement effective as of January 1, 2013 by and between the Company and Levitt (the “2013 Employment Agreement”).

(d) Forfeiture of Unvested Shares upon Early Termination of Service.  If Levitt ceases to be employed by the Company prior to December 31, 2013 for any reason other than as described in paragraph (c) above, (i) all of the Restricted Shares that are Unvested Shares as of such employment termination date shall immediately and automatically be forfeited and reconveyed to the Company without the necessity for any payment by the Company and shall be cancelled on the Company’s share record books, and (ii) Levitt shall immediately and automatically cease to have any ownership right in any and all such Unvested Shares as of such employment termination date.

(e) Stockholder Rights.  From the Grant Date and continuing for so long as the Unvested Shares shall not have been forfeited as provided in paragraph (c), above, Levitt shall have the right to vote the Restricted Shares, including the Unvested Shares, and shall have a right to receive any dividends with respect to the Restricted Shares that the Company may declare regarding the Common Stock, except that any dividend payable with respect to any Unvested Shares in capital stock or other assets other than cash shall be deemed to be Uninvested Shares under this Agreement and shall be retained by the Company and released to Levitt only in conjunction with the release to him of the underlying Vested Shares as provided in Section 4, below.

3. No Transfer Permitted of Unvested Shares; Restriction on Transfer of Vested Shares; Taxes.

(a) Levitt shall not, and shall not purport to, sell, assign or otherwise transfer any of the Restricted Shares, or any interest therein, that are Unvested Shares.  Levitt is permitted to sell, assign or otherwise transfer the Restricted Shares only if and when they become Vested Shares pursuant to Section 2, above, and only in accordance with Section 3(b), below.

(b) Levitt may satisfy any federal, state or local tax withholding obligation relating to the Restricted Shares by any of the following means or by a combination of such means: (i) tendering a cash payment; or (ii) electing to have the Company withhold or otherwise reacquire Vested Shares from Levitt having a fair market value equal to the minimum statutory amount required to be withheld in connection with the vesting of such Shares.  Except as contemplated by Section 3(b)(ii), Levitt shall not, and shall not purport to, sell, assign or otherwise transfer any of the Restricted Shares, or any interest therein, that are Vested Shares unless and until all of the Restricted Shares shall have become Vested Shares or shall have been forfeited pursuant to Section 2(c), above.  Notwithstanding the foregoing, but subject to Section 3(c), below, Levitt shall be entitled, in his discretion, to sell such number of Restricted Shares that shall have become Vested Shares, as or after they shall have become Vested Shares, to the extent necessary to provide funds to Levitt in an amount equal to the federal and state income taxes payable by Levitt as a result of Restricted Shares becoming Vested Shares hereunder, assuming for this purpose that Levitt is subject to federal and state income tax at the highest marginal tax rates under applicable federal and state law.

(c) Any and all sales of Vested Shares permitted under Section 3(b), above, shall be made exclusively under a plan established by Levitt and implemented in accordance with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Levitt agrees to furnish such 10b5-1 plan to the Company in advance of any such permitted sales of Vested Shares and that the Company, in its discretion, may disclose in the Company’s periodic or current reports filed under the Exchange Act Levitt’s establishment of such 10b5-1 plan and the material terms thereof.  Nothing in this Section 3 shall affect Levitt’s responsibilities under any insider trading policy or other applicable policy of the Company in connection with any permitted sale of Vested Shares hereunder.

4. Stock Certificates.

(a) Concurrently herewith, the Company shall issue in book-entry form in Levitt’s name the Restricted Shares.  The Company shall retain the same, and any stock certificate or certificates or other evidence of the Unvested Shares at any time.  For purposes of facilitating the enforcement of this Agreement, concurrently herewith Levitt shall deliver a Stock Power, in substantially the form that is attached hereto as Exhibit A, executed in blank by Levitt and Levitt’s spouse, with respect to the Restricted Shares, to the Secretary or Assistant Secretary of the Company, to hold in escrow for so long as the Restricted Shares remain Unvested Shares, with the authority to take all such actions and to effectuate all such transfers and releases as may be necessary or appropriate to accomplish the objectives of this Agreement in accordance with the terms hereof.  Levitt hereby acknowledges that the appointment of the Secretary or Assistant Secretary of the Company as the escrow holder hereunder with the authority stated is a material inducement to the Company to grant the Restricted Shares and enter into this Agreement, and that such appointment is coupled with an interest and is accordingly irrevocable.  Levitt agrees that such escrow holder shall not be liable to any party for any actions or omissions unless such escrow holder is guilty of intentional misconduct, bad faith or gross negligence relative thereto.  The escrow holder may rely upon any letter, notice or other document executed by any signature purported to be genuine and may resign at any time.

(b) The Company shall release to Levitt in book-entry form in his name the Vested Shares if and when they become Vested Shares hereunder.

5. Levitt’s Representations and Warranties.  In connection with the receipt of the Restricted Shares, Levitt hereby represents and warrants as follows:

(a) Access to Information.  The Company has furnished Levitt the prospectus relating to the Plan, and Levitt has had access to and a sufficient opportunity to review all annual and periodic reports and proxy and information statements that the Company has filed with the SEC during the twelve months prior to the date hereof.  Neither the Company nor any of its officers, other directors, employees or other agents has made any representation or recommendation to Levitt about the advisability of Levitt’s acceptance or retention of the Restricted or the sale of any Vested Shares.

(b) Tax Matters.  The Company previously advised Levitt to consult with his own tax advisor regarding whether an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, should be made by Levitt within thirty days after the date hereof.  Levitt shall be solely responsible for the payment of any and all federal, state and other taxes that may be imposed on Levitt by reason of the grant of the Restricted Shares and any vesting or subsequent sale of the Vested Shares.

(c) Levitt acknowledges and agrees that any certificates or other documentation evidencing the Restricted Shares shall bear a legend or notation substantially as follows:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VESTING AND FORFEITURE PROVISIONS AS SET FORTH IN A RESTRICTED STOCK PURCHASE AGREEMENT BETWEEN THE CORPORATION AND THE REGISTERED HOLDER, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION.
(d) In addition, the Company shall make a notation regarding the restrictions on transfer of the Restricted Shares in its stock books, and shares of the Restricted Shares shall be transferred on the books of the Company only if transferred or sold in accordance with this Agreement.

(e) No Right to Continuing Employment.  Levitt understands that nothing in this Agreement gives him a right to continued employment by the Company.

6. Miscellaneous Provisions.

(a) Further Instruments.  The Company and Levitt agree to execute such further instruments and to take such further actions as may be reasonably necessary to carry out the intent of this Agreement.

(b) Plan Provisions.  The grant of the Restricted Shares and the terms of this Agreement are subject to the terms and provisions of the Plan.  In the event of a conflict between the provisions of this Agreement and of the Plan, the provisions of the Agreement shall govern.

(c) Complete Agreement.  This Agreement, the 2013 Employment Agreement and the Plan constitute the complete and exclusive agreement between the Company and Levitt with respect to the subject matter herein and replace and supersede any and all other prior written and oral agreements or statements by the parties relating to such subject matter.

(d) Successors and Assigns.  Subject to the provisions of this Agreement relating to the non-transferability of the Unvested Shares, this Agreement shall be binding upon and inure to the benefit of the Company and Levitt and their respective successors and permitted assigns.  Whenever appropriate in this Agreement, references to the Company or Levitt shall be deemed to refer to such person’s legal representative, estate or other transferees, successors or permitted assigns, as applicable.

(e) Amendment and Termination.  This Agreement may be amended or terminated only by a writing executed by both the Company and Levitt.

(f) Counterparts.  This Agreement may be executed by facsimile and in two counterparts, each of which shall be deemed an original, but both of which shall constitute one and the same instrument.

(g) Governing Law.  This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware without giving effect to such state’s conflict-of-law principles.

(h) Spousal Consent.  Levitt shall cause his spouse, if any, to execute a Consent of Spouse in substantially the form of that attached hereto as Exhibit B concurrently with the execution of this Agreement or, if Levitt is not now married, at such later time as he may marry.

IN WITNESS WHEREOF, the Company and Levitt have executed and delivered this Agreement as of the day and year first written above.

CYTRX CORPORATION By: /s/ STEVEN A. KRIEGSMAN Name: Steven A. Kriegsman Title: President and CEO
/s/ Daniel Levitt, M.D., Ph.D. Daniel Levitt, M.D., Ph.D.